CUSIP No. 0207S-10-9                13D                        Page 1 of 5 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                ASPi Europe, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   0207S-10-9
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                                 (CUSIP Number)

                               Patrick J. McGrath
                              1940 West 11th Avenue
                           Vancouver, British Columbia
                                 Canada V6J 2C6
                                 (604) 687-7661
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 9, 2001
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             (Date of Event which Required Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box |_|.



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CUSIP No. 0207S-10-9                13D                        Page 2 of 5 Pages



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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      F. Thomas Winters III
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |_|
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      OO
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)
                                                                         |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                7     SOLE VOTING POWER
 NUMBER OF            1,269,963
                ----------------------------------------------------------------
  SHARES        8     SHARED VOTING POWER
BENEFICIALLY          41,275
                ----------------------------------------------------------------
 OWNED BY       9     SOLE DISPOSITIVE POWER
   EACH               1,269,963
                ----------------------------------------------------------------
 REPORTING      10    SHARED DISPOSITIVE POWER
PERSON WITH           41,275
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,311,238
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                         |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      7.4%
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14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
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CUSIP No. 0207S-10-9                13D                        Page 3 of 5 Pages


Item 1.  Security and Issuer.

     This statement relates to shares of common stock, with $0.001 par value per share, of ASPi Europe, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 1940 West 11th Avenue, Vancouver, British Columbia, Canada V6J 2C6.

Item 2.  Identity and Background.

     (a)  F. Thomas Winters III
     (b) 435 Columbia Street, Suite 320, New Westminster, British Columbia, Canada V3L 5N8
     (c) Chief Executive Officer and President of the Issuer; See business address in Item (2)(b) above.
     (d) Mr. Winters has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Mr. Winters has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)  United States


Item 3.  Source and Amount of Funds or Other Consideration.

     See Item 4 below. The information contained in Exhibit 1 hereto is hereby incorporated in answer to this Item 3.

Item 4.  Purpose of Transaction.

     The information contained in Exhibits 1 and 2 hereto are hereby incorporated in answer to this Item 4. The Issuer acquired all of the issued and outstanding capital stock of GrowthExperts Group Inc., a corporation formed under the laws of Alberta, Canada ("GrowthExperts"), on July 9, 2001 (the "Acquisition"). As a result of the Acquisition, Mr. Winters, a shareholder of GrowthExperts, acquired shares of stock in ASPi Alberta Holdings, Inc., a wholly-owned subsidiary of the Issuer (the "Exchangeable Shares"). The Exchangeable Shares are convertible into common stock of the Issuer on a one-for-one basis at the option of the holder at any time after July 9, 2001, without consideration, pursuant to the terms of a certain Voting and Exchange Agreement. The Exchangeable Shares terminate upon the earlier of (i) the date on which there are no outstanding exchangeable shares held by the reporting individual or (ii) the date of any written agreement of the parties to terminate the exchangeability of the shares.

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Winters is the beneficial owner of 1,311,238 shares of common stock of the Issuer, which consists of (i) 1,011,238 Exchangeable Shares, of which 41,275 shares of common stock are held by WCI Group LC, a Texas limited liability company, in which Mr. Winters owns a one-third interest and Mr. Winters is the managing director, and (ii) 300,000 shares of common stock held by the Issuer's Stock Option Plan. Mr. Winter's beneficially owns 7.4% of the Issuer's common stock upon conversion of the Exchangeable Shares held by Mr. Winters into shares of common stock of the Issuer.

     (b)  Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote of 1,269,963 shares of common stock upon the conversion of the 969,963 Exchangeable Shares held by Mr. Winters into shares of common stock of the Issuer.


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CUSIP No. 0207S-10-9                13D                        Page 4 of 5 Pages


          (ii) Shared power to vote or to direct the vote of 41,275 shares of common stock upon the conversion of the Exchangeable Shares held by WCI Group LC.

          (iii)Sole power to dispose or to direct the disposition of 1,269,963 shares of common stock upon the conversion of the 969,963 Exchangeable Shares held by Mr. Winters into shares of common stock of the Issuer.

          (iv) Shared power to dispose or to direct the disposition of 41,275 shares of common stock upon the conversion of the Exchangeable Shares held by WCI Group LC.

     (c) Mr. Winters has not made any purchases or sales of securities of the Issuer during the sixty (60) days preceding the date of this Schedule 13D.

     (d) Jane Shera, Ronald Pitts and Mr. Winters have the right to receive dividends from, or the proceeds from the sale of, the 41,275 shares of common stock held by WCI Group LC that are beneficially owned by Mr. Winters.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Amalgamation and Re-Organization Agreement dated July 9, 2001 Voting and Exchange Agreement dated July 9, 2001

Item 7.  Material to be Filed as Exhibits.

     1.   Amalgamation and Re-organization Agreement dated July 9, 2001.

     2.   Voting and Exchange Agreement dated July 9, 2001.






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CUSIP No. 0207S-10-9                13D                        Page 5 of 5 Pages



SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATE: July 19, 2001




                                          /s/ F. Thomas Winters III
                                          --------------------------------------
                                          F. Thomas Winters III